NEWS RELEASE 10-07	FEBRUARY 18, 2010

DRILLING FURTHER DEFINES HIGH-GRADE GOLD AT NORTHUMBERLAND DEPOSIT, NEVADA

Fronteer (FRG – TSX/NYSE) announces today that a recent drill program, testing a new target concept, has further defined and extended high-grade gold mineralization at the company’s 100% owned Northumberland deposit in Nevada.

The results clearly demonstrate the presence of high-grade gold domains at Northumberland. These zones are important in understanding the deposit’s grade continuity and amenability to either open-pit or underground mining methods. Future drilling applying this proven target concept could result in the expansion of additional high-grade zones.

Drilling at the first target has highlighted a large higher grade gold zone that is approximately 200 metres long by up to 200 metres in width, and starting within 150 metres of surface. Mineralization can be up to 30 metres in thickness and remains open to the northwest. Drilling reinforces initial results reported Dec. 9, 2009.

Drill highlights, from multiple holes at this newly defined high-grade gold zone include:

Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Au (oz/ton)	Ag (g/t)
FNU034 and and	148.13 158.04 163.98	156.06 159.87 169.68	7.92 1.83 5.70	8.92 5.88 5.33	0.260 0.172 0.155	9.13 6.44 7.08
NUG01 and including and including	122.23 131.67 133.35 138.47 138.47	126.80 136.40 135.33 144.48 140.82	4.57 4.72 1.98 6.00 2.35	4.53 8.16 11.80 8.88 13.89	0.132 0.238 0.344 0.259 0.405	2.98 23.13 15.35 5.63 11.55
NUG02 and and	182.42 186.84 191.11	183.64 189.59 198.43	1.22 2.74 7.32	4.88 4.88 4.93	0.142 0.142 0.144	3.14 19.16 21.20
NUG04 including and including	141.12 142.65 151.79 157.43	144.57 144.02 157.89 157.89	3.44 1.37 6.10 0.46	8.71 12.72 5.37 12.60	0.254 0.371 0.157 0.368	47.59 19.17 7.05 8.85
FNU025 including and including	100.58 105.16 114.30 115.82	108.20 106.68 120.40 117.35	7.62 1.52 6.10 1.52	6.44 11.40 8.90 10.50	0.188 0.333 0.260 0.306	9.58 11.00 47.53 31.70
FNU027	147.83	161.54	13.72	5.46	0.159	2.98

Composite intervals in this table are created at 3.0 gram/tonne gold cut offs.
Several values below the 3.0 gram/tonne cutoff are included as part of the mineralized zone.

Fronteer also tested a second high-grade target area located 200 metres to the southwest. Hole NUG03 intersected approximately 24 metres of near-continuous mineralization comprising three stacked intervals as follows:

  6.61 g/t (0.193 oz/ton) over 2.44 metres

  5.19 g/t (0.151 oz/ton) over 5.64 metres

  5.46 g/t (0.159 oz/ton) over 11.13 metres, including 10.70 g/t (0.312 oz/ton) over 1.52 metres.

Northumberland is an archetypal Carlin-style deposit that has long been recognized as having the potential for a significant component of high-grade mineralization. However, aside from the rich silver veins mined from this deposit in the late 1800s, the majority of exploration to date has focused on the near-surface oxide and mixed oxide/sulfide mineralization. As such, large areas like the ones tested with this drill program are still underrepresented in the deposit.

These drill targets are thought to be two of multiple high-grade zones that characterize the western half of the deposit area.

These drill results are part of an ongoing comprehensive program that will allow Fronteer to select the most viable, near-term development approach for the project. Four of the holes drilled in the 2009 program, NUG01 to NUG04, were also part of a geotechnical program to help determine rock strength parameters for underground mine design.

Northumberland, Sandman and Long Canyon comprise Fronteer’s future production platform based in Nevada. All three gold deposits have high-grade gold starting at- or near-surface, are potentially open-pit mineable and have encouraging production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, and funding the company’s growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company’s projects.

James Ashton P.E. is designated as a Qualified Person for the Northumberland drill results, with the ability and authority to verify the authenticity of, and validity of these data. Drill composites were calculated using a cut-off of 3.0 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the insertion of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 51-element geochemical suite by ICP-MS/-AES.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit .fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.